Exhibit 99.1

Contact:   Trinity Biotech plc                                          RedChip Companies Inc.

    Paul Murphy      Dave Gentry, CEO

   (353)-1-2769800     (1)-407-644-4256

                                              (1)-800-RED-CHIP (733-2447)

           TRIB@redchip.com

Trinity Biotech Secures Additional $7.0 Million Investment from Perceptive Advisors and Regains Compliance with Nasdaq Minimum Bid Price Requirement

– Perceptive Advisors provides approximately $7.0 million of additional investment to further support strategic growth initiatives including CGM+, Trinovium and the Company’s business transformation –

– Trinity Biotech regains compliance with Nasdaq’s minimum bid price requirement –

DUBLIN, Ireland (August 14, 2026) - Trinity Biotech plc (Nasdaq: TRIB), a commercial stage biotechnology company focused on human diagnostics and the development of innovative solutions addressing unmet clinical and industrial needs, today announced it secured additional investment from funds managed by Perceptive Advisors, a leading life sciences investment firm and Trinity Biotech’s largest financial investor and primary lender. The Company also announced that it has regained compliance with Nasdaq’s minimum bid price requirement, marking another positive development as Trinity Biotech continues to execute its strategic priorities.

Perceptive Advisors is one of the world's leading healthcare-focused investment firms, with a long track record of investing in and supporting innovative biotechnology, diagnostics and medical technology companies.

The latest investment builds on Perceptive Advisors’ longstanding support of Trinity Biotech, strengthening the Company’s liquidity and financial flexibility as it continues to execute its strategic priorities, including advancing its CGM+ continuous glucose monitoring platform, pursuing opportunities across its diagnostics and metabolic health businesses, and developing innovative liquid cooling solutions for AI data centre infrastructure through its Trinovium subsidiary.

The total investment of $7.0 million comprises approximately $2.5 million of new debt funding and approximately $4.5 million of capitalised interest under an amendment to the Company's existing financing arrangements.

Trinity Biotech also announced that on August 7, 2026, it received confirmation from The Nasdaq Stock Market LLC that the Company had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). For 10 consecutive business days, from July 24, 2026 through August 6, 2026, the closing bid price of the Company’s American Depositary Shares (“ADSs”) was $1.00 per share or greater.

John Gillard, Chief Executive Officer of Trinity Biotech, commented:

“Perceptive’s additional investment and the restoration of our compliance with Nasdaq’s minimum bid price requirement, represent important positive developments for Trinity Biotech. Perceptive has been a highly supportive investment partner throughout our transformation. We believe this further investment reflects confidence in the strategic direction of the company and the exciting opportunities ahead of us. Taken together, these developments further strengthen the platform from which we are advancing key strategic initiatives including CGM+ and Trinovium while continuing to build value across our broader diagnostics portfolio.”

Preliminary revenues for the quarter ended June 30, 2026 were approximately $10.5 million, which is broadly consistent with revenues for the quarter ended March 31, 2026, as the Company continues to focus on the finalisation of its operational transformation.

Trinity Biotech also continues to advance its strategic repositioning, which is now in the latter stages. This repositioning reflects both structural changes in global healthcare markets and management's assessment of the long-term opportunities created by advances in sensor technology, artificial intelligence and digitally delivered healthcare. As part of this strategy, Trinity continues to explore technology acquisitions and strategic partnerships with companies engaged in the development of human diagnostics and diabetes management solutions, including products that complement Trinity’s CGM+'s wearable biosensor product that is under development.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.